Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2014 and 2013. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report filed with the SEC on March 27, 2014. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

The disclosure and analysis set forth in this report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

We caution that these and other forward-looking statements included in this report represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this report are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. As a result, the forward-looking events discussed in this report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Overview

We are an international owner, operator and manager of LNG carriers. Following the recently announced agreement to purchase three additional LNG carriers from a subsidiary of BG Group plc (“BG Group”), the contribution of three vessels to the MLP and the contracts signed with Samsung for two newbuildings, our wholly-owned fleet will include 20 LNG carriers, including eleven ships in operation and nine LNG carriers on order. We refer to BG Group and its subsidiaries as “BG”. We are also the general partner and majority interest holder in GasLog Partners LP (“MLP”), a publicly traded master limited partnership, which owns three LNG carriers. We currently manage and operate 20 LNG carriers including the ships subject to the agreement with BG, and we are supervising the construction of our newbuildings. We have secured multi-year and seasonal time charter contracts for four of the ships already delivered to us, the three ships owned by the MLP, the three LNG carriers acquired from BG in April 2014, the three additional LNG carriers that will be acquired from BG and five of our seven newbuildings on order, while one of our ships is operating in the spot market. From March 31, 2014 these contracts are expected to provide total contracted revenue of $2.9 billion during their initial terms, which expire between 2015 and 2026.

In addition to our committed order book, we have also entered into a contract with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the purchase of two additional 174,000 cbm newbuildings with delivery dates in 2017. We also secured additional fixed priced options from Samsung with a four month option term on two further 174,000 cbm newbuildings with delivery dates in 2017 and early 2018. If we exercise these options, Samsung has agreed to grant us two additional options. We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle.

We generate revenues by chartering our ships to customers on multi-year, seasonal time charters and spot charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly-owned subsidiary GasLog LNG Services Ltd. (“GasLog LNG Services”). Beginning on January 1, 2014, due to the growth in our owned fleet, the decrease in revenues and profit earned by GasLog LNG Services as a percentage of consolidated revenue and profit, and the acquisition of three additional vessels from BG and the pending acquisition of three vessels from BG (see Recent Developments), the Group’s chief operating decision maker (the “CODM”) being the Chief Executive Officer, has decided to review the Group’s operating results on a consolidated basis. As of December 31, 2013, the Group had two operating segments as the CODM was making decisions about allocating resources and assessing performance on the base of the vessel ownership and the vessel management segments.

Recent Developments

Dividend Declaration

On May 13, 2014, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable on June 11, 2014 to shareholders of record as of May 27, 2014. The declaration and payment of dividends is at all times subject to the discretion of the Board and will depend on, among other things, our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as the Board may deem relevant.

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Acquisition of Six LNG carriers from BG

On April 10, 2014, GasLog acquired from BG, three 145,000 cbm steam-powered LNG carriers for an aggregate cost of $468.0 million, and chartered those ships back to Methane Service Ltd. (“MSL”) for an average six year initial term. The ships acquired are the Methane Rita Andrea, the Methane Jane Elizabeth, and the Methane Lydon Volney.

On April 10, 2014, GasLog entered into an agreement with BG to purchase three additional 145,000 cbm steam-powered LNG carriers for an aggregate cost of $468.0 million, with the vessels to be chartered back to MSL for a six year initial term on average. The ships to be acquired are the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria. This transaction is expected to close in the third quarter of 2014.

MSL has unilateral options to extend the term of the time charters for four of the ships for a period of either three or five years. GasLog supervised the construction of all six ships for BG and has provided technical management for the ships since delivery.

MLP Units Offering

On April 7, 2014, a subsidiary of GasLog filed a registration statement with the SEC for an initial public offering of common units representing limited partnership interests in an MLP formed to own ocean-going LNG carriers with long-term charters. On May 12, 2014, we completed the initial public offering of the MLP. Of the net proceeds of $189.13 million after deducting underwriting discounts and structuring fees, $82.63 million, plus accrued interest in connection with such amount, was used to reduce existing indebtedness on the MLP’s initial fleet, approximately $2.3 million was used to settle the marked-to-market loss on reduction of MLP’s interest rate swaps, in connection with the $82.63 million of debt that was prepaid, $68.79 million was paid by the MLP to GasLog (including $3.1 million as reimbursement for the estimated offering expenses) and $35.0 million was retained by the MLP. GasLog owns the general partner of the MLP and a majority of its total equity; as a result, the MLP is controlled by GasLog.

Following the completion of the MLP initial public offering, the MLP owns three vessels with multi-year charters contributed by GasLog (the GasLog Shanghai, the GasLog Santiago, and the GasLog Sydney). The MLP has options to acquire for fair market value twelve additional vessels (including the three vessels to be acquired from BG) from GasLog that are either currently on the water or scheduled for delivery, and all of which currently have multi-year charters. The MLP and GasLog also have entered into certain noncompetition agreements, pursuant to which (i) the MLP has the right to acquire for fair market value any additional ocean-going LNG carriers with cargo capacities greater than 75,000 cbm that GasLog either acquires or re-charters and that have charters of five years or more (“Five Year Vessels”) and (ii) GasLog has the right to acquire for fair market value any LNG carriers that the MLP acquires that are not Five Year Vessels. If the MLP proposes to dispose of an LNG carrier, GasLog will have a right of first offer with respect to that vessel, and if GasLog proposes to dispose of a Five Year Vessel, the MLP will have a right of first offer with respect to that vessel. All vessels owned by the MLP will be managed by GasLog unless otherwise stipulated in the charter agreement.

GasLog is entitled to share in quarterly distributions paid on the general and limited partnership interests it holds, as well as certain incentive distribution rights that entitle GasLog to an increasing portion of any incremental distributions over certain thresholds. GasLog is also entitled to receive fees from providing commercial, ship management and administrative services to the MLP.

Equity Offerings

On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares, including 1,425,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $15.75 per share. The Company also sold 2,317,460 common shares at the public offering price in a private placement to certain of its directors and officers and one of its major shareholders. The net proceeds of $199.08 million, after deducting underwriting discounts and offering expenses, were used to partially finance the vessel acquisition from BG that closed in April 2014.

On April 16, 2014, GasLog completed a follow-on public offering of 4,887,500 common shares, including 637,500 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $23.75 per share. The net proceeds of approximately $109.8 million, after deducting underwriting discounts and other offering expenses, will be used to partially finance the pending vessel acquisition from BG.

New Financings

In connection with the acquisition of the first three ships from BG, GasLog obtained commitments from Citibank N.A, London Branch (“Citibank”) for a $325.5 million debt financing with a two-year maturity, together with a $100.0 million short-term bridge loan facility. The bridge loan facility commitment remained undrawn and was cancelled on successful completion of the public offering and the private placement in January 2014. The $325.5 million debt financing agreement was signed on April 1, 2014, and on April 9, 2014, GasLog drew down $325.5 million under this agreement to finance part of the acquisition cost of the first three ships acquired from a subsidiary of BG.

In connection with the pending acquisition of the additional three ships from BG, GasLog obtained commitments from Citibank for a further $325.5 million debt financing with a two-year maturity, together with a further $100 million short-term bridge loan facility. The bridge loan facility commitment remained undrawn and was cancelled on successful completion of the public offering in April 2014.

After the quarter end, GasLog successfully closed a tap issue of the Norwegian bond of NOK 500 million (approximately $84 million). All interest and principal payments have been swapped into USD at an effective interest cost of 5.99% per annum. The offering was significantly oversubscribed. The proceeds from the offering will be used for general corporate purposes, including financing for GasLog’s newbuilding program. The total outstanding balance of the Norwegian bond after the tap issue amounts to NOK 1 billion (approximately $169 million).

In connection with the MLP initial public offering, we obtained certain waivers and consents from our lenders and amended two of our credit facilities. The credit facility entered into by our subsidiaries GAS-three Ltd. and GAS-four Ltd. was amended to, among other things, permit GasLog’s contribution of the GasLog Shanghai and the GasLog Santiago to the MLP and add GasLog Partners Holdings LLC, a subsidiary of the MLP, as a guarantor. The credit facility entered into by our subsidiaries GAS-five Ltd. and GAS-six Ltd. was amended to, among other things, (1) divide the facility into two separate facilities on substantially the same terms as the current facility, with one facility executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney and one facility executed by GAS-six Ltd. for the portion allocated to the GasLog Skagen, (2) permit GasLog’s contribution of the GasLog Sydney to the MLP and (3) add GasLog Partners Holdings LLC as a guarantor and remove our subsidiary GasLog Carriers as a guarantor, in connection with the new GAS-five Ltd. facility. In connection with these amendments, we prepaid $82.63 million of the new GAS-five Ltd. facility with proceeds of the MLP initial public offering.

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Fleet Update

The following table presents information about our owned fleet and their associated time charters as of May [14], 2014 after giving effect to the MLP initial public offering:

LNG carrier	Date of Delivery	Cargo Capacity (cbm)	Charterer	Charter Duration	Optional period
GasLog Savannah	May 31, 2010	155,000	BG Group(1)	September 2015	2018-2023
GasLog Singapore	July 28, 2010	155,000	BG Group(1)	September 2016	2019-2024
GasLog Skagen	July 25, 2013	155,000	BG Group(1)	April 2021(3)	2021-2031
GasLog Chelsea	October 4, 2013	153,600	Spot Market	N/A	N/A
GasLog Seattle	December 9, 2013	155,000	Shell	December 2020	2025-2030
Methane Rita Andrea	April 10, 2014	145,000	BG Group(1)	2020	2023-2025(4)
Methane Jane Elizabeth	April 10, 2014	145,000	BG Group(1)	2019	2022-2024(4)
Methane Lydon Volney	April 10, 2014	145,000	BG Group(1)	2020	2023-2025(4)
Methane Shirley Elisabeth(2)	Q3 2014	145,000	BG Group(1)	2020	2023-2025(4)
Methane Heather Sally(2)	Q3 2014	145,000	BG Group(1)	2020	2023-2025(4)
Methane Alison Victoria(2)	Q3 2014	145,000	BG Group(1)	2021	2024-2026(4)
Hull No. 2042	Q2 2014	155,000	Shell	2021	2026-2031
Hull No. 2043	Q4 2014	155,000	N/A	N/A	N/A
Hull No. 2044	Q1 2015	155,000	N/A	N/A	N/A
Hull No. 2072	Q1 2016	174,000	BG Group(1)	2026	2026-2031
Hull No. 2073	Q2 2016	174,000	BG Group(1)	2026	2026-2031
Hull No. 2102	Q3 2016	174,000	BG Group(1)	2023	2023-2031
Hull No. 2103	Q4 2016	174,000	BG Group(1)	2023	2023-2031
Hull No. 2130	Q2 2017	174,000	N/A	N/A	N/A
Hull No. 2131	Q3 2018	174,000	N/A	N/A	N/A

(1)	Vessels are chartered to a subsidiary of BG Group.

(2)	Vessels under contract to be purchased by GasLog from BG. Currently, these vessels are managed by GasLog.

(3)	Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

(4)	BG has the option to extend the term of the time charters for four of the ships for a period of either three or five years at its election.

Results of Operations

Period ended March 31, 2014 compared to period ended March 31, 2013

	For the three months ended
Amounts are in thousands of U.S. Dollars	March 31, 2013	March 31, 2014
Revenues	21,777	57,071
Vessel operating and supervision costs	(4,877)	(16,945)
Depreciation of fixed assets	(4,240)	(11,190)
General and administrative expenses	(6,615)	(6,263)
Profit from operations	6,045	22,673

Financial costs including gain/(loss) on swaps	(718)	(16,803)
Financial income	179	82
Share of profit of associate	388	397
Total other expense	(151)	(16,324)
Profit for the period	5,894	6,349

During the three month period ended March 31, 2014, we had an average of 8.0 ships operating in our owned fleet, an average of 20 ships operating under our technical management (including our 8.0 owned ships) and an average of 4.0 owned ships under construction supervision. During the three month period ended March 31, 2013, we had an average of 2.8 ships operating in our owned fleet, an average of 14.8 ships operating under our technical management and an average of 5.2 owned ships under construction supervision.

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Revenues:

Consolidated revenues increased by 162.03%, or $35.29 million, from $21.78 million during the three month period ended March 31, 2013 to $57.07 million during the three month period ended March 31, 2014,. The increase is mainly attributable to an increase in revenues by $35.47 million due to the delivery of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea, and the GasLog Seattle on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, October 4, 2013 and December 9, 2013, respectively and the commencement of their charter party agreements. These deliveries resulted in an increase in operating days. There were 688 operating days during the three month period ended March 31, 2014 compared to 248 operating days during the three month period ended March 31, 2013. The increase in consolidated revenues was partially offset by a decrease of $0.18 million in management services provided to external customers.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 247.34%, or $12.07 million, from $4.88 million during the three month period ended March 31, 2013 to $16.95 million during the three month period ended March 31, 2014. The increase is primarily attributable to the operating expenses of the six vessels delivered in 2013 and increased technical maintenance expenses due to the planned main engines overhauling for the two vessels delivered in 2010 and due to new employees hired in order to fulfill the requirements of the fleet growth.

Depreciation:

Consolidated depreciation increased by 163.92%, or $6.95 million, from $4.24 million during the three month period ended March 31, 2013 to $11.19 million during the three month period ended March 31, 2014. The increase is attributable to the depreciation of the six vessels delivered in 2013.

General and Administrative Expenses:

Consolidated general and administrative expenses decreased slightly by 5.30%, or $0.35 million, from $6.61 million during the three month period ended March 31, 2013 to $6.26 million during the three month period ended March 31, 2014. The decrease is mainly attributable to a decrease by $0.53 million in net losses from foreign exchange differences.

Financial Costs Including Gain/(loss) on Swaps:

Consolidated financial costs including gain/(loss) on swaps increased by $16.08 million, from $0.72 million during the three month period ended March 31, 2013 to $16.80 million during the three month period ended March 31, 2014. The increase is attributable to an increase of $6.42 million in unrealized loss from swaps and an increase of $9.66 million in other financial costs including interest expense.

Unrealized loss on swaps, net increased by 198.15% or $6.42 million, from $3.24 million gain during the three month period ended March 31, 2013 to $3.18 million during the three month period ended March 31, 2014. The increase is mainly attributable to a $6.60 million increase in loss from the mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss and our interest rate swaps for which hedge accounting was discontinued during 2013 resulting mainly from the increase in the underlying interest rates, partially offset by a $0.21 million decrease in loss that was reclassified from equity to the profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued in 2013.

Other financial costs including interest expense increased by $9.66 million, from $3.96 million during the three month period ended March 31, 2013 to $13.62 million during the three month period ended March 31, 2014. During the three month period ended March 31, 2014, we had an average of $1,133.84 million of outstanding indebtedness including our bond agreement, having an aggregate weighted average interest rate of 4.09%, and during the three month period ended March 31, 2013, we had an average of $379.00 million of outstanding indebtedness with a weighted average interest rate of 3.78%.

Profit for the Period:

Consolidated profit increased by 7.81%, or $0.46 million, to $6.35 million for the three month period ended March 31, 2014, from $5.89 million for the three month period ended March 31, 2013 as a result of the aforementioned factors.

Customers

Historically, we have derived nearly all of our revenues from one customer, BG. For the three month period ended March 31, 2014, we received 76.1% of our revenues from BG, 0.3% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest, 13.6% of our revenues from Royal Dutch Shell plc, 9.5% of our revenues from various charterers in the spot market and 0.5% from another customer. For the three month period ended March 31, 2013, we received 98.1% of our revenues from BG, 0.8% of our revenues from Egypt LNG and 1.1% from another customer.

Seasonality

Since our owned ships are mainly employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues earned by our vessels during the year. In the future, seasonality may impact the revenues of our ships operating under spot or seasonal charter arrangements. Seasonality also does not have a significant impact on revenues earned by our management services, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars with approximately 0.11% held in euros as of March 31, 2014. On June 21, 2013, we entered into three cross-currency swaps (“CCS”) to exchange interest payments and principal on maturity on the same terms as the NOK denominated bond agreement signed on June 27, 2013 and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the bond. Refer to Note 9 of our unaudited condensed consolidated financial statements for details on our swap arrangements.

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As of March 31, 2014, we had $284.84 million of cash and cash equivalents, of which $3.07 million was held in retention accounts in connection with the next installments and interest payments due under the credit facilities entered into by our subsidiaries GAS-two Ltd. and GAS-three Ltd. and $223.95 million was held in time deposits. Moreover, as of March 31, 2014, we had $2.15 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of March 31, 2014, GasLog had an aggregate of $1.04 billion of indebtedness outstanding under six credit agreements, of which $107.43 million is repayable within one year, which includes $42.17 million under the revolving credit facility. As of March 31, 2014, GasLog had $83.24 million outstanding under the bond agreement that is payable in June 2018.

As of March 31, 2014, there is an undrawn amount of $7.83 million from the revolving facility of GAS-two Ltd. which is available to be drawn under certain conditions. In addition, there is a loan facility with an aggregate undrawn amount of $435.0 million available that will be used to finance a portion of the contract prices of three of our newbuildings upon their deliveries.

In connection with the MLP initial public offering, we amended the credit facilities entered into by our subsidiaries GAS-three Ltd. and GAS-four Ltd., and GAS-five Ltd. and GAS-six Ltd. to, among other things, permit GasLog’s contribution of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney to the MLP and add GasLog Partners Holdings LLC, a subsidiary of the MLP, as a guarantor. In connection with these amendments, we prepaid $82.63 million of the new GAS-five Ltd. facility with proceeds of the MLP initial public offering.

Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings, purchase second-hand vessels, service our existing debt and pay dividends. As of March 31, 2014, commitments for capital expenditures are related to the seven LNG carriers on order, which have a gross aggregate contract price of approximately $1.39 billion. As of March 31, 2014, the total remaining balance of the contract prices of the seven newbuildings was $1.26 billion of which $0.56 billion is due within twelve months that will be funded with available cash, cash from operations, existing debt and other financings.

The aggregate acquisition cost of $468.0 million for the three vessels acquired from BG in April 2014, was funded by the new loan of $325.50 million that GasLog drew down and the net proceeds of $199.08 million from the public offering and the private placement in January 2014. The acquisition cost of $468.0 million for the three additional LNG carriers that will be acquired will be funded by the net proceeds of the public offering of $109.8 million, the committed loan agreement of $325.5 million and the Group’s available cash.

The aggregate acquisition cost of $468.0 million for the additional three vessels that will be acquired from BG, will be funded by the $325.50 million commitment from Citibank, the net proceeds from the public offering in April 2014 and the Group’s available cash.

In May, 2014, GasLog entered into contracts with Samsung for the purchase of two additional 174,000 cbm newbuildings from Samsung with delivery dates in 2017. In addition, we secured additional fixed priced options from Samsung with a four month option term on two further 174,000 cbm newbuildings with delivery dates in 2017 and early 2018. If we exercise these options, Samsung has agreed to grant us two additional options. In the event we decide to exercise these options, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

Of the net proceeds from the completion of the MLP initial public offering of $189.13 million after deducting underwriting discounts and structuring fees, $82.63 million, plus accrued interest in connection with such amount, was used to reduce existing indebtedness on the MLP’s initial fleet, approximately $2.3 million was used to settle the marked-to-market loss on reduction of MLP’s interest rate swaps, in connection with the $82.63 million of debt that was prepaid, $68.79 million (including $3.1 million as reimbursement for the estimated offering expenses) was paid by the MLP to GasLog and $35.0 million was retained by the MLP. GasLog owns the general partner of the MLP and a majority of its total equity; as a result, the MLP is controlled by GasLog.

Our credit facilities are described in Note 11 of our annual audited consolidated financial statements included in our Annual Report filed with the SEC on March 27, 2014.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of March 31, 2014, our current assets totaled $297.15 million while current liabilities totaled $149.46 million, resulting in a positive working capital position of $147.69 million.

Cash Flows

Three month period ended March 31, 2014 compared to the three month period ended March 31, 2013

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the three months ended
Amounts are in thousands of U.S. Dollars	March 31, 2013	March 31, 2014
Net cash from operating activities	$3,132	$16,048
Net cash used in investing activities	(306,741)	(7,254)
Net cash from financing activities	256,316	172,368

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Net Cash From Operating Activities

Net cash from operating activities increased by $12.92 million, from $3.13 million during the three month period ended March 31, 2013 to $16.05 million in the three month period ended March 31, 2014. The increase was due to an increase of $41.51 million in revenue collections, partially offset by unfavorable changes in cash from ship management creditors amounting to $7.36 million, an increase of $10.48 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $9.29 million in cash paid for interest, an increase of $1.31 million in realized losses on interest rate swaps held for trading and a decrease of $0.14 million in cash collaterals.

Net Cash Used In Investing Activities

Net cash used in investing activities decreased by $299.49 million, to $7.25 million in the three month period ended March 31, 2014, from $306.74 million in the three month period ended March 31, 2013. The decrease is mainly attributable to a $329.3 million decrease in payments for the construction costs of newbuildings, partially offset by the net increase in short-term investments of $29.78 million.

Net Cash From Financing Activities

Net cash from financing activities decreased by $83.95 million, to $172.37 million in the three month period ended March 31, 2014, from $256.32 million in the three month period ended March 31, 2013. The decrease is mainly attributable to a decrease of $269.82 million in proceeds from our bank loan facilities, an increase of $11.02 million in bank loan repayments, an increase of $0.34 million in payment of loan issuance costs and an increase of $2.22 million in dividend payments, partially offset by the net proceeds of $199.45 million from the public offering and the private placement in January 2014.

Contracted Charter Revenues

The following table summarizes GasLog’s (including the vessels contributed to MLP) contracted charter revenues and vessel utilization as of March 31, 2014.

		Contracted Charter Revenues and Days from Time Charters(8)

	On and after April 1,	For the years
	2014	2015	2016	2017	2018-2026	Total
	(in millions of U.S. dollars, except days and percentages)

Contracted time charter revenues(1)(2)(3)(4)(5)	$227.58	$277.38	$308.94	$345.46	$1,270.59	$2,429.95
Total contracted days(1)	3,120	3,863	4,179	4,592	16,277	32,031
Total available days(6)	3,181	4,932	5,735	6,570	58,086	78,504
Total unfixed days(7)	61	1,069	1,556	1,978	41,809	46,473
Percentage of total contracted days/total available days for the 15 ships(1)	98.08%	78.33%	72.87%	69.89%	28.02%	40.80%

(1)	Reflects time charter revenues and contracted days for the eight LNG carriers delivered to us in 2010 and 2013, the three LNG carriers acquired from BG in April 2014 and the five LNG carriers on order for which we have secured time charters. Calculations assume (i) that all the LNG carriers on order are delivered on schedule and (ii) 30 off-hire days when the ship undergoes scheduled drydocking. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25% minority interest.

(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.

(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.

(4)	For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for these charters include an estimate of the amount of the operating cost component and the management fee component.

(5)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(6)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.

(7)	Represents available days for the two newbuildings (which do not yet have secured time charters) plus available days for other ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters).

(8)	Does not reflect the three ships that will be acquired from BG pursuant to the agreement signed in April 2014 based on which the three ships will be chartered to MSL for six-year initial terms on average. The time charters back to MSL for the vessels will be staggered with terms of 5.5 years, 6 years and 6.5 years, so that the vessels do not redeliver at the same time. These contracts, for their firm duration, will contribute additional revenue of approximately $425 million and 6,458 additional contracted days.

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of March 31, 2014 for (a) the nine ships in our owned fleet and the three ships in the MLP’s fleet for which we have secured time charters, including the contracts for five of newbuildings on order, (b) the three ships acquired from BG on April 10, 2014, and (c) a short term charter party agreement of GasLog Chelsea. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after March 31, 2014 including the charter party agreements for the three additional ships to be acquired from BG. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for our two LNG carriers on order for which we have not yet secured time charter contracts, revenues from the GasLog Chelsea after the estimated

18

completion of its short term charter party agreement, contracted revenues for the three additional ships to be acquired from BG or any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The entry into time charter contracts for the two remaining newbuildings on order which have no time charters in place, the GasLog Chelsea, the three additional ships from BG and any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report filed with the SEC on March 27, 2014. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report filed on March 27, 2014 and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this report.

19

GASLOG LTD.
INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position
As of December 31, 2013 and March 31, 2014
(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2013	March 31, 2014
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associate		6,326	6,503
Deferred financing costs		12,793	13,663
Other non-current assets		2,659	2,859
Derivative financial instruments	9	9,145	7,161
Tangible fixed assets	3	1,529,720	1,518,815
Vessels under construction and advances for vessels	3	120,295	131,700
Total non-current assets		1,690,449	1,690,212
Current assets
Trade and other receivables		7,257	2,230
Dividends receivable and due from related parties	5	2,476	247
Inventories		5,936	4,862
Prepayments and other current assets		2,263	2,825
Short-term investments		4,500	2,150
Cash and cash equivalents		103,798	284,835
Total current assets		126,230	297,149
Total assets		1,816,679	1,987,361
Equity and liabilities
Equity
Share capital		629	761
Contributed surplus		614,964	813,910
Reserves		(3,428)	(2,530)
Retained earnings		27,368	24,584
Equity attributable to owners of the Group		639,533	836,725
Current liabilities
Trade accounts payable		5,735	5,739
Ship management creditors		8,148	501
Amounts due to related parties	5	123	79
Derivative financial instruments	9	14,235	15,051
Other payables and accruals	7	30,272	25,044
Borrowings—current portion	4	100,320	103,045
Total current liabilities		158,833	149,459
Non-current liabilities
Derivative financial instruments	9	2,918	1,572
Borrowings—non-current portion	4	1,014,754	998,947
Other non-current liabilities		641	658
Total non-current liabilities		1,018,313	1,001,177
Total equity and liabilities		1,816,679	1,987,361

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss
For the three months ended March 31, 2013 and 2014
(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended
	Note	March 31, 2013	March 31, 2014
Revenues		21,777	57,071
Vessel operating and supervision costs		(4,877)	(16,945)
Depreciation of fixed assets	3	(4,240)	(11,190)
General and administrative expenses	6	(6,615)	(6,263)
Profit from operations		6,045	22,673

Financial costs including gain/(loss) on swaps	10	(718)	(16,803)
Financial income		179	82
Share of profit of associate		388	397
Total other expense		(151)	(16,324)
Profit for the period		5,894	6,349

Earnings per share – basic and diluted	13	0.09	0.09

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income
For the three months ended March 31, 2013 and 2014
(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2013	March 31, 2014
Profit for the period		5,894	6,349
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	9	1,646	305
Net change in fair value of cash flow hedges reclassified to profit or loss	9	624	413
Other comprehensive income for the period		2,270	718
Total comprehensive income for the period		8,164	7,067

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity
For the three months ended March 31, 2013 and 2014
(Amounts expressed in thousands of U.S. Dollars, except per share data)

	Share capital	Contributed surplus	Equity-settled employee benefits reserve	Other reserves	Retained earnings	Total
Balance at January 1, 2013	629	621,879	10,739	(21,788)	(8,188)	603,271
Dividend declared ($0.11 per share)	—	(6,915)	—	—	—	(6,915)
Profit for the period	—	—	—	—	5,894	5,894
Other comprehensive income for the period	—	—	—	2,270	—	2,270
Total comprehensive income for the period	—	—	—	2,270	5,894	8,164
Balance at March 31, 2013	629	614,964	10,739	(19,518)	(2,294)	604,520

Balance at January 1, 2014	629	614,964	11,232	(14,660)	27,368	639,533
Net proceeds from public offering and private placement	132	198,946	—	—	—	199,078
Dividend declared ($0.12 per share)	—	—	—	—	(9,133)	(9,133)
Expense recognized in respect of equity-settled employee benefits	—	—	180	—	—	180
Profit for the period	—	—	—	—	6,349	6,349
Other comprehensive income for the period	—	—	—	718	—	718
Total comprehensive income for the period	—	—	—	718	6,349	7,067
Balance at March 31, 2014	761	813,910	11,412	(13,942)	24,584	836,725

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows
For the three months ended March 31, 2013 and 2014
(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2013	March 31, 2014
Cash flows from operating activities:
Profit for the period	5,894	6,349
Adjustments for:
Depreciation of fixed assets	4,240	11,190
Share of profit of associate	(388)	(397)
Financial income	(179)	(82)
Financial costs	2,832	11,687
Unrealized loss/(gain) on swaps	(3,239)	3,180
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	939	125
Expense recognized in respect of equity-settled share based payments	—	180
	10,099	32,232
Movements in working capital	(5,014)	(4,938)
Cash provided by operations	5,085	27,294
Interest paid	(1,953)	(11,246)
Net cash from operating activities	3,132	16,048
Cash flows from investing activities:
Payments for tangible fixed assets, vessels under construction and advances for vessels	(339,737)	(10,433)
Dividends received from associate	750	750
Purchase of short-term investments	(1,469)	(2,150)
Maturity of short-term investments	33,600	4,500
Financial income received	115	79
Net cash used in investing activities	(306,741)	(7,254)
Cash flows from financing activities:
Proceeds from bank loans	272,500	2,681
Bank loan repayments	(6,958)	(17,982)
Payment of loan issuance costs	(2,311)	(2,649)
Net proceeds from public offering and private placement	—	199,451
Dividends paid	(6,915)	(9,133)
Net cash from financing activities	256,316	172,368
Effects of exchange rate changes on cash and cash equivalents	(679)	(125)
(Decrease)/increase in cash and cash equivalents	(47,972)	181,037
Cash and cash equivalents, beginning of the period	110,978	103,798
Cash and cash equivalents, end of the period	63,006	284,835

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2013 and 2014

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog Ltd. and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, Greece, and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which has a majority ownership interest in Blenheim Holdings Ltd. (“Blenheim Holdings”). As of March 31, 2014, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 41.5% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. All subsidiaries were 100% held (either directly or indirectly) by GasLog. The Group structure as of March 31, 2014 was as follows:

Name	Place of Incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd.	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners LP (3)	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners GP LLC (3)	Marshall Islands	January 2014	Holding company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Hull No. 2042	Q2 2014(1)
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	Hull No. 2043	Q4 2014(1)
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	Hull No. 2044	Q1 2015(1)
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2072	Q1 2016(1)
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2073	Q2 2016(1)
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2102	Q3 2016(1)
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2103	Q4 2016(1)
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-sixteen Ltd. (2)	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd. (2)	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-eighteen Ltd. (2)	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GasLog LNG Employee Incentive Scheme Ltd.	Bermuda	June 2008	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
Associates:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007

(1)	For newbuildings, expected delivery dates are presented.

(2)	In January, 2014, GasLog entered into an agreement with Methane Services Ltd. (“MSL”), a subsidiary of BG Group (“BG”), to purchase three 145,000 cbm steam-powered LNG carriers from BG’s fleet and to charter those vessels back to MSL for an average six-year initial terms with BG having unilateral options to extend the term of the time charters for two of the vessels for a period of either three or five years. The vessels Methane Rita Andrea, Methane Jane Elizabeth, and Methane Lydon Volney were acquired on April 10, 2014 for an aggregate cost of $468,000. GasLog supervised the construction of all three ships for BG and has provided technical management for the ships since delivery.

(3)	On April 7, 2014, a subsidiary of GasLog filed a registration statement with the United States Securities and exchange Commission (“SEC”) for an initial public offering of common units representing limited partnership interests in a master limited partnership (“MLP”) formed to own ocean-going LNG
F-7

carriers with long-term charters. On May 12, 2014, the initial public offering of the MLP was completed. Refer to Note 14 Subsequent Events.

On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares, including 1,425,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $15.75 per share. The Company also sold 2,317,460 common shares at the public offering price in a private placement to certain of its directors and officers and one of its major shareholders. The net proceeds from the public offering and the concurrent private placement, after deducting underwriting discounts and offering expenses, were $199,079.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2013. On May 13, 2014 GasLog’s Board of Directors authorized the unaudited condensed consolidated financial statements for issuance and filing.

The unaudited condensed consolidated financial statements have been presented in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2013.

Adoption of new and revised IFRS

(a) Standards and amendments in issue not yet adopted

At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. The release of IFRS 9 (2013) on November 19, 2013 contained consequential amendments which removed the mandatory effective date of IFRS 9 leaving the effective date open pending the finalization of the impairment and classification and measurement requirement and permitted an entity to apply the requirements on the presentation of gains and losses on financial liabilities designated at fair value through profit or loss without applying the other requirements, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. In addition it introduced a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. At its November 2013 meeting, the IASB tentatively decided that the mandatory effective date will be no earlier than annual periods beginning on or after January 1, 2017, with retrospective application required. At its February 2014 meeting, the IASB tentatively decided to set January 1, 2018 as the effective date for the mandatory application of the standard. Management will evaluate the impact of this standard on the Group’s financial statements once the mandatory effective date is set. Until such time as a detailed review has been completed it is not practicable to provide reasonable estimate of that effect.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2010-2012 Cycle, which includes changes to IFRS 2 Share-based Payment, IFRS 3 Business Combination, IFRS 8 Operating Segments, IFRS 13 Fair Value Measurement, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets and IAS 24 Related Party Disclosures . These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have a material impact on the Group’s financial statements.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2011-2013 Cycle, which includes changes to IFRS 1 First-time Adoption of International Financial Standards, IFRS 3 Business Combinations, IFRS 13 Fair Value Measurement and IAS 40 Investment Property. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have any impact on the Group’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

F-8

3. Tangible Fixed Assets and Vessels under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
At January 1, 2014	1,588,737	3,084	1,591,821	120,295
Additions	229	56	285	11,405
At March 31, 2014	1,588,966	3,140	1,592,106	131,700

Accumulated depreciation
At January 1, 2014	60,448	1,653	62,101	—
Depreciation expense	11,059	131	11,190	—
At March 31, 2014	71,507	1,784	73,291	—

Net book value
At March 31, 2014	1,517,459	1,356	1,518,815	131,700
At December 31, 2013	1,528,289	1,431	1,529,720	120,295

Vessels with an aggregate carrying amount of $1,517,459 as of March 31, 2014 (December 31, 2013: $1,528,289) have been pledged as collateral under the terms of the Group’s loan agreements.

Vessels under construction

In 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of three LNG carriers (155,000 cubic meters each) that are scheduled to be delivered on various dates in 2014 and 2015.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first half of 2016.

In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2016.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of March 31, 2014, the Group has paid to the shipyard $129,137 for the vessels that are under construction and expects to pay the remaining installments as they come due based on the shipbuilding contracts (Note 8).

The details of cumulative vessels under construction costs and advances for vessels as of December 31, 2013 and March 31, 2014 were as follows:

	December 31, 2013	March 31, 2014
Progress shipyard installment payments	119,174	129,137
Onsite supervision costs	1,169	2,031
Shipyard commission	(589)	(638)
Spare parts, equipment and other vessel delivery expenses	541	1,170
Total	120,295	131,700

4. Borrowings

	December 31, 2013	March 31, 2014
Amounts due within one year	104,751	107,432
Less: unamortized deferred loan issuance costs	(4,431)	(4,387)
Loans – current portion	100,320	103,045
Amounts due after one year	1,033,488	1,016,515
Less: unamortized deferred loan issuance costs	(18,734)	(17,568)
Loans – non-current portion	1,014,754	998,947
Total	1,115,074	1,101,992

Bank Loans

In January 2014, in connection with the acquisition of the three LNG carriers from BG (Note 1), GasLog has obtained commitments from Citibank, N.A.

F-9

London Branch (“Citibank”) for $325,500 of debt financing with a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and a short-term bridge loan facility for up to $100,000. However, as a result of the funds raised from the equity offering and private placement (Note 1) the bridge loan facility was cancelled. The $325,500 debt financing agreement was signed on April 1, 2014. On April 9, 2014, GasLog through its subsidiaries GAS-sixteen Ltd., GAS-seventeen Ltd. and GAS-eighteen Ltd. drew down $325,500 from the aforementioned credit facility.

On January 27, 2014, GAS-two Ltd. drew down $2,681 from the revolving credit facility with DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ). On March 26, 2014, GAS-two Ltd. extended the repayment of the $39,494 drawn from the revolving facility on September 25, 2013, until June 30, 2014. As of March 31, 2014, the undrawn amount from the revolving facility was $7,825.

In March and April 2014, GasLog entered into amendments to its loan facilities to add some clauses for the MLP and in the case of the loan facility of GAS-five Ltd. and GAS-six Ltd. to remove the cross-collateralization arrangements between the two vessels owned by these entities with consequential amendments to the security arrangements for each vessel.

The main terms of the Group’s loan facilities have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2013. Refer to Note 11 “Borrowings”. During the three months ended March 31, 2014, repayments related to the loan facilities of $17,982 (three months ended March 31, 2013: $6,958) were made in accordance with repayment terms.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan issuance costs.

Senior Unsecured Notes

The main terms of the Group’s senior unsecured bond of NOK 500,000 (the “Bond”) have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2013. Refer to Note 11 “Borrowings”. The carrying amount of the Bond, net of unamortized financing costs, as of March 31, 2014 was $80,886 while its fair value was $85,748 based on a NOK/USD exchange rate of 0.1665 as of March 31, 2014.

The Group was in compliance with the Bond covenants as of March 31, 2014.

5. Related Party Transactions

The Group had the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Dividends receivable and due from related parties

	December 31, 2013	March 31, 2014
Dividends receivable from associate	750	220
Commission for newbuildings	1,715	—
Other receivables	11	27
Total	2,476	247

Liabilities

	December 31, 2013	March 31, 2014
Ship management creditors	282	415
Amounts due to related parties	123	79

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $79 as of March 31, 2014 (December 31, 2013: $123) represent expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

6. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	Three months ended
	March 31, 2013	March 31, 2014
Employee costs	3,937	3,657
Board of directors’ fees	299	390
Expense recognized in respect of equity-settled share-based payments	—	180
Rent and utilities	252	349
Travel and accommodation	354	397
Legal and professional fees	663	796
Foreign exchange differences, net	618	89
Other expenses	492	405
Total	6,615	6,263
F-10

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2013	March 31, 2014
Social contributions	1,167	1,453
Unearned revenue	14,236	11,484
Accrued legal and professional fees	1,054	1,333
Accrued board of directors’ fees	328	390
Accrued employee costs	4,292	3,288
Accrued crew costs	1,260	1,128
Other accruals	1,004	1,367
Accrued financing cost	2,350	840
Accrued interest	4,581	3,761
Total	30,272	25,044

8. Commitments and Contingencies

(a)	At March 31, 2014 the Group had the following commitments relating to buildings under operating leases:

March 31, 2014
Operating leases
Not later than one year	665
Later than one year and not later than three years	320
Total	985

(b)	Commitments relating to the vessels under construction (Note 3) at March 31, 2014 were as follows:

March 31, 2014
Vessels under construction
Not later than one year	556,261
Later than one year and not later than three years	708,582
Total	1,264,843

(c)	Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of March 31, 2014 are as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

March 31, 2014
Revenues
Not later than one year	212,689
Later than one year and not later than three years	339,288
Later than three years and not later than five years	201,647
More than five years	92,930
Total	846,554

Future gross minimum revenues disclosed in the above table excludes the revenues of the vessels that are under construction and the three vessels acquired from BG on April 10, 2014 and exclude commission payable to brokers.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

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9. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2013	March 31, 2014
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	96	201
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,049	6,960
Total	9,145	7,161
Derivative financial instruments, non-current asset	9,145	7,161
Total	9,145	7,161

The fair value of the derivative liabilities is as follows:

	December 31, 2013	March 31,2014
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	5,526	5,603
Cross currency swaps	2,283	993
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,344	10,027
Total	17,153	16,623
Derivative financial instruments, current liability	14,235	15,051
Derivative financial instruments, non-current liability	2,918	1,572
Total	17,153	16,623

Interest rate swap agreements

The Group enters into fixed interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

					Fixed	Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Interest Rate	December 31, 2013	March 31, 2014
GAS-two Ltd.	DNB bank ASA	Sept 2013	Feb 2014	April 2018	1.69%	34,167	34,167
GAS-two Ltd.	SEB(1)	Sept 2013	Feb 2014	April 2018	1.66%	34,167	34,167
GAS-two Ltd.	CBA(2)	Sept 2013	Feb 2014	April 2018	1.69%	34,167	34,167
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	58,235	57,353
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	72,794	71,691
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	73,897	72,794
						307,427	304,339

(1) Skandinavinska Enskilda Banken AB (publ)

(2) Commonwealth Bank of Australia

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of March 31, 2014.

For the three months ended March 31, 2014, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to $47 gain has been recognized in Other comprehensive income (March 31, 2013: $1,646 loss). The loss of $17 relating to the ineffective portion was recognized during the three months ended March 31, 2014, in profit or loss under Financial costs including gain/(loss) on swaps (March 31, 2013: $37 gain).

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Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

					Fixed	Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Interest Rate	December 31, 2013	March 31, 2014
GAS-eight Ltd.	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500	43,500
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500	43,500
GAS-eight Ltd.	SEB	May 2012	Mar 2014	Mar 2021	2.05%	14,000	14,000
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	14,000	14,000
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	14,000	14,000
GAS-eight Ltd.	CBA	May 2012	Mar 2014	Mar 2021	2.06%	14,000	14,000
GAS-one Ltd.(1)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	72,936	71,831
GAS-one Ltd.(1)	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	63,217	62,259
GAS-three Ltd.(1)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	90,234	88,229
GAS-four Ltd.(1)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	90,234	88,229
GAS-six Ltd.(1)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	62,566	61,632
GAS-seven Ltd.(1)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	108,000	106,500
						630,187	621,680

(1) In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective, that was recycled to profit or loss for the period ended March 31, 2014 was $413 (March 31, 2013: $624).

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the three months ended March 31, 2014 amounted to a net loss of $2,772 (March 31, 2013: $3,826 gain), which was recognized against earnings in the period incurred and is included in Financial costs including gain/(loss) on swaps.

Cross currency swap agreements (“CCS”)

In June 2013, GasLog entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the Bond (Note 4) thereby hedging the variability of the USD functional currency equivalent cash flows on the Bond. The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

					Fixed	Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Interest Rate	December 31, 2013	March 31, 2014
GasLog Ltd.	DNB bank ASA	June 2013	June 2013	June 2018	7.40%	27,732	27,732
GasLog Ltd.	SEB	June 2013	June 2013	June 2018	7.41%	27,731	27,731
GasLog Ltd.	Nordea Bank Finland	June 2013	June 2013	June 2018	7.43%	27,743	27,743
						83,206	83,206

For the three months ended March 31, 2014, the effective portion of changes in the fair value of CCSs amounting to $1,267 gain has been recognized in Other comprehensive income of which $1,009 was reclassified to profit or loss to offset the amount recognized in profit or loss for the retranslation of the Bond in U.S. Dollars as of March 31, 2014. The ineffective portion for the three months ended March 31, 2014 of $22 gain impacted profit or loss for the period.

Fair value measurements

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The fair value of the CCSs at the end of the reporting period was determined by discounting the future cash flows that are estimated based on forward exchange rates and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties. The Group uses its judgment to make assumptions that are mainly based on market conditions for the estimation of the counterparty risk and the Group’s own risk that are considered for the calculation of the fair value of the interest rate and cross currency swaps. The interest rate swaps and CCSs meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 7. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 7 are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
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10. Financial costs including gain/(loss) on swaps

An analysis of financial costs including (gain)/loss on swaps is as follows:

	March 31, 2013	March 31, 2014
Amortization of deferred loan issuance costs	336	1,224
Interest expense on loans and realized loss on swaps	3,578	10,077
Interest expense on Bond and realized loss on CCSs	—	1,542
Other financial costs including bank commissions	43	780
Unrealized (gain)/loss on interest rate swaps held for trading	(3,826)	2,772
Net change in fair value of cash flow hedges reclassified to profit or loss	624	413
Ineffective portion of cash flow hedges	(37)	(5)
Total	718	16,803

11. Share-Based Payments

On May 17, 2013, GasLog Ltd. granted to executives, managers and certain employees of GasLog Ltd. and GasLog LNG Services Ltd., Restricted Stock Units (“RSU”) and Stock Appreciation Rights (“SAR”) in accordance with its 2013 Omnibus Incentive Compensation Plan (the “Plan”). The RSUs will vest on April 29, 2016 while the SARs will vest incrementally with one-third of the SARs vesting on each of April 29, 2014, 2015 and 2016. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

The terms of the Plan and the assumptions for the valuation of RSUs and SARs have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2013. Refer to Note 18 “Share-Based Payments”.

During the three months ended March 31, 2014, there was no movement in RSUs and SARs. The total expense recognized in respect of equity-settled employee benefits for the three months ended March 31, 2014 was $180.

12. Segment Reporting

Beginning on January 1, 2014, due to the growth in owned fleet, the decrease in revenues and profit earned by GasLog LNG Services Ltd. as a percentage of consolidated revenue and profit, and the fore coming acquisition of six of the vessels currently under our technical management (Note 14), the Group’s chief operating decision maker (the “CODM”) being the Chief Executive Officer, has decided to review the Group’s operating results on a consolidated basis. As of December 31, 2013, the Group had two operating segments as the CODM was making decisions about allocating resources and assessing performance on the base of the vessel ownership and the vessel management segments.

13. Earnings per Share (“EPS”)

Basic earnings per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	Three months ended
	March 31, 2013	March 31, 2014
Basic earnings per share
Profit for the period attributable to owners of the Group	5,894	6,349
Weighted average number of shares outstanding, basic	62,863,166	72,868,580
Basic earnings per share	0.09	0.09
Diluted earnings per share
Profit for the period attributable to owners of the Group used in the calculation of diluted earnings per share	5,894	6,349
Weighted average number of shares outstanding, basic	62,863,166	72,868,580
Dilutive potential ordinary shares	—	138,797
Weighted average number of shares used in the calculation of diluted earnings per share	62,863,166	73,007,377
Diluted earnings per share	0.09	0.09

14. Subsequent Events

On April 10, 2014, GasLog acquired three 145,000 cbm steam-powered LNG carriers for an aggregate cost of $468,000 from BG and chartered those vessels back to MSL for an average six year initial terms. The time charters back to MSL for the vessels are staggered with terms of 5.5 years, 6 years and 6.5 years, so that the vessels do not redeliver at the same time. MSL has unilateral options to extend the term of the time charters for two of the ships for a period of either three or five years. The vessels acquired are the Methane Rita Andrea, the Methane Jane Elizabeth, and the Methane Lydon Volney. GasLog supervised the construction of all three vessels for BG and has provided technical management for the ships since delivery. The total cost of the acquisition was funded through a combination of debt and equity financing. On April 1, 2014, GasLog entered into a loan agreement with Citibank for $325,500 of debt financing with a two year maturity. The balance of the purchase price was provided out of the net proceeds of the January 2014 equity financing.

On April 10, 2014, GasLog entered into an agreement to acquire three additional 145,000 cbm steam-powered LNG carriers for an aggregate cost of $468,000 from BG, and the charter of those vessels back to MSL for six-year initial terms on average. The time charters back to MSL for the vessels will be staggered with terms of 5.5 years, 6 years and 6.5 years, so that the vessels do not redeliver at the same time. MSL will have unilateral options to extend the term of the time charters for two of the vessels for a period of either three or five years. The vessels to be acquired are the Methane Shirley Elizabeth, the Methane Heather Sally, and the Methane Alison Victoria. GasLog supervised the construction of all three vessels for BG and has provided technical management for the vessels since delivery. In connection with the acquisition of the additional three vessels from BG, GasLog obtained commitments from Citibank for a further $325,500 debt

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financing with a two-year maturity, together with a further $100,000 short-term bridge loan facility. The bridge loan facility commitment remained undrawn and was cancelled on successful completion of the public offering in April 2014.

On April 7, 2014, a subsidiary of GasLog filed a registration statement with the SEC for an initial public offering of common units representing limited partnership interests in a MLP formed to own ocean-going LNG carriers with long-term charters. On May 12, 2014, the initial public offering of the MLP was completed. Of the net proceeds of $189,130 after deducting underwriting discounts and structuring fees, $82,634, plus accrued interest in connection with such amount, was used to reduce existing indebtedness on the MLP’s initial fleet, approximately $2,285 was used to settle the marked-to-market loss on reduction of interest-rate swaps, in connection with the $82,634 of debt that was prepaid, $68,796 was paid by the MLP to GasLog (including $3,100 as reimbursement for the estimated offering expenses) and $35,000 was retained by the MLP. GasLog owns the general partner of the MLP and a majority of its total equity; as a result, the MLP is controlled by GasLog.

In connection with the MLP initial public offering, GasLog obtained certain waivers and consents from its lenders and amended two of its credit facilities. The credit facility entered into by our subsidiaries GAS-three Ltd. and GAS-four Ltd. was amended to, among other things, permit GasLog’s contribution of the GasLog Shanghai and the GasLog Santiago to the MLP and add GasLog Partners Holdings LLC, a subsidiary of the MLP, as a guarantor. The credit facility entered into by our subsidiaries GAS-five Ltd. and GAS-six Ltd. was amended to, among other things, (1) divide the facility into two separate facilities on substantially the same terms as the current facility, with one facility executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney and one facility executed by GAS-six Ltd. for the portion allocated to the GasLog Skagen, (2) permit GasLog’s contribution of the GasLog Sydney to the MLP and (3) add GasLog Partners Holdings LLC as a guarantor and remove our subsidiary GasLog Carriers as a guarantor, in connection with the new GAS-five Ltd. facility. In connection with these amendments, GasLog prepaid $82,634 million of the new GAS-five Ltd. facility with proceeds of the MLP initial public offering.

On April 16, 2014, GasLog completed a follow-on public offering of 4,887,500 common shares, including 637,500 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $23.75 per share. The net proceeds of approximately $109,799, after deducting underwriting discounts and other offering expenses, will be used to partially finance the additional vessel acquisition from BG Group.

On May 2, 2014, GasLog closed a tap issue of the Norwegian bond of NOK 500,000 (approximately $84,000). All interest and principal payments have been swapped into USD at an “all in fixed interest rate” of 5.99%. The proceeds from the offering will be used for general corporate purposes, including financing for GasLog’s newbuilding program. The total outstanding balance of the Norwegian bond after the tap issue amounts to NOK 1 billion.

On May 13, 2014, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable on June 11, 2014 to shareholders of record as of May 27, 2014.

In April 2014, GasLog entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the NOK 500,000 mentioned above thereby hedging the variability of the USD functional currency equivalent cash flows on the bond. The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Initial notional amount
GasLog Ltd.	DNB bank ASA	April 2014	May 2014	June 2018	5.99%	27,871
GasLog Ltd.	SEB	April 2014	May 2014	June 2018	5.99%	27,871
GasLog Ltd.	Nordea Bank Finland	April 2014	May 2014	June 2018	5.99%	27,871

In April 2014, GasLog entered into the following interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Initial notional amount
GAS-seven Ltd.	Credit Suisse	April 2014	May 2014	May 2019	1.765%	35,000
GAS-nine Ltd.	CBA	April 2014	Dec 2014	Dec 2019	2.225%	62,500
GAS-nine Ltd.	DNB	April 2014	Dec 2014	Dec 2019	2.24%	62,500
GAS-ten Ltd.	SEB	April 2014	Feb 2015	Feb 2020	2.246%	62,500

In addition to our committed order book, we have also entered into a contract with Samsung for the purchase of two additional 174,000 cbm newbuildings with delivery dates in 2017. We also secured additional fixed priced options from Samsung with a four month option term on two further 174,000 cbm newbuildings with delivery dates in 2017 and early 2018. If we exercise these options, Samsung has agreed to grant us two additional options.

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